July 11, 2000


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:  Amendent No. 1 to Schedule 13G

Ladies and Gentlemen:

Enclosed, on behalf of AMRESCO, INC. and AMREIT Holdings, Inc., is Amendent No. 1 to Schedule 13G relating to the Common Shares of
Beneficial Interest, $0.01 par value, of AMRESCO Capital Trust.

Should you have any questions concerning the enclosed material or desire futher information, please call the undersigned at (214)
953-7727.


Sincerely,


\s\ L. Keith Blackwell

L. Keith Blackwell
Secretary

Enclosure


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13G
                         Amendment No. 1

                      AMRESCO CAPITAL TRUST
                        (Name of Issuer)

      COMMON SHARES OF BENEFICIAL INTEREST, $0.01 PAR VALUE
                 (Title of Class of Securities)

                            031919103
                         (CUSIP Number)

                    L. Keith Blackwell, Esq.
                          AMRESCO, Inc.
                     700 North Pearl Street
                       Suite 1900, LB 342
                       Dallas, Texas 75201
                         (214) 953-7700
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          July 5, 2000
     (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)
[ ]      Rule 13d-(c)
[X]      Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





1)   Names of Reporting Persons
     I. R. S. Identification Nos. of Above Persons (Entities Only)

     AMRESCO, INC.                                    59-1781257


2)   Check the Appropriate Box if a Member of a Group (See Instructions)

                                               (a)  [  ] (b)  [x]


3)   SEC Use Only


4)   Citizenship or Place of Organization       State of Delaware



Number of                                (5) Sole Voting Power          -0-
Shares                          ---------------------------------------------
Beneficially
Owned by                                 (6) Shared Voting Power        -0-
Each                           ----------------------------------------------
Reporting
Person With                              (7) Sole Dispositive Power     -0-
                               ----------------------------------------------
                                         (8) Shared Dispositive Power   -0-
                               ----------------------------------------------

9)   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                        -0-


10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares   [ ]


11)  Percent of Class Represented by Amount in Row (9)                  -0-


12)  Type of Reporting Person                                           CO


1)   Names of Reporting Persons
     I. R. S. Identification Nos. of Above Persons (Entities Only)

     AMREIT Holdings, Inc.                                      74-2875466


2)   Check the Appropriate Box if a Member of a Group (See Instructions)

                                                        (a)  [  ] (b)  [x]


3)   SEC Use Only


4)   Citizenship or Place of Organization                  State of Nevada


Number of                                  (5)  Sole Voting Power        -0-
Shares                                     ---------------------------------
Beneficially
Owned by                                   (6)  Shared Voting Power      -0-
Each                                       ---------------------------------
Reporting
Person With                                (7)  Sole Dispositive Power   -0-
                                           ---------------------------------

                                           (8)  Shared Dispositive Power -0-
                                           ---------------------------------

9)    Aggregate Amount Beneficially Owned by Each Reporting Person

                                                                         -0-

10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares    [ ]


11)  Percent of Class Represented by Amount in Row (9)                   -0-


12)  Type of Reporting Person                                            CO


ITEM 1(a).     NAME OF ISSUER:

               AMRESCO Capital Trust, a Texas real estate investment trust, is the Issuer.

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               The address of the principal executive office is 700 North Pearl Street, Suite 1900, Dallas, Texas 75201,
               (214) 953-7700.

ITEM 2(c).     NAME OF PERSON FILING:

               This Schedule is being filed by the following persons:

               (i)  AMRESCO, INC. ("AMRESCO"); and

               (ii) AMREIT Holdings, Inc. ("Holdings").

     Each of the persons listed in (i) and (ii) above is hereinafter referred to individually as a "Reporting Person" and collectively as the "Reporting Persons."

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               The principal business address of the Reporting Persons is 700 North Pearl Street, Suite 1900, Dallas, Texas, 75201, (214) 953-7700.

ITEM 2(c):     CITIZENSHIP:

               AMRESCO's place of organization is the State of Delaware. Holdings' place of organization is the State of Nevada.

ITEM 2(d):     TITLE OF CLASS OF SECURITIES:

               The title of the class of securities is Common Shares of Beneficial Interest, $0.01 par value.

ITEM 2(e).     CUSIP NUMBER:

               031919103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS
              A: Not applicable.

             (a) Broker or dealer registered under Section 15 of the Exchange Act.

             (b)  Bank as defined in Section 3(a)(6) of the Exchange Act.

             (c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

             (d) Investment company registered under Section 8 of the Investment Act.

             (e)  An investment adviser in accordance with Rule 13-
                  1(b)(1)(ii)(E);

             (f)  An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

             (g) A parent holding company or control person in accordance with Rule 13d-a(b)(1)(ii)(G);

             (h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

             (i) A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

             (j)  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check
     this box.   [ ]

ITEM 4.   OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

             (a)  Amount beneficially owned:  -0-

             (b)  Percent of class:  -0-

             (c)  Number of shares as to which AMRESCO has:

                  (i)  Sole power to vote or to direct the vote -0-

                 (ii) Shared power to vote or to direct the vote -0-

                (iii) Sole power to dispose or to direct the disposition
                      of -0-

                 (iv) Shared power to dispose or to direct the disposition
                      of -0-

             (d)  Number of shares as to which Holdings has:

                  (i)  Sole power to vote or to direct the vote -0-

                 (ii) Shared power to vote or to direct the vote -0-

                (iii) Sole power to dispose or to direct the disposition of
                      -0-

                 (iv) Shared power to dispose or to direct the disposition
                      of -0-



ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON.

          Not applicable.

ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
          WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
          PARENT HOLDING COMPANY.

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.

ITEM 10.  CERTIFICATIONS.

          Not applicable.






                            SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             AMRESCO, INC.


                             By:  \s\ L. Keith Blackwell
                                  L. Keith Blackwell
                                  Senior Vice President
                                  July 11, 2000


                             AMREIT HOLDINGS, INC.


                             By:  \s\ William C. Cole
                                  William C. Cole
                                  President
                                  July 11, 2000